Exhibit 99.4

ENERPLUS RESOURCES FUND

VOTING DIRECTION FOR HOLDERS OF

ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP CLASS B LIMITED PARTNERSHIP UNITS

The undersigned holder (the “Holder”) of Enerplus Exchangeable Limited Partnership Class B limited partnership units (“EELP Units”) has the right to instruct Computershare Trust Company of Canada (the “Trustee”) in respect of the exercise of their votes at the annual general meeting of the unitholders of Enerplus Resources Fund (the “Fund”) to be held on Friday, May 7, 2010 (the “Meeting”), as follows:

•      To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

•                   To instruct the Trustee to appoint a representative of the Fund’s management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

•                   To instruct the Trustee to appoint the Holder, or the Holder’s designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their EELP Units be voted as follows:

1.	Election of Directors

(a)	☐ FOR all nominees listed below (except as marked to the contrary below).

(b)	☐ WITHHOLD FROM VOTING for all nominees marked below.

INSTRUCTION: To vote for or withhold from voting on any individual nominee, check the box beside the nominee’s name in the list below:

	For	Withhold		For	Withhold		For	Withhold

Edwin V. Dodge	☐	☐	David P. O’Brien	☐	☐	Harry B. Wheeler	☐	☐

Robert B. Hodgins	☐	☐	Glen D. Roane	☐	☐	Clayton H. Woitas	☐	☐

Gordon J. Kerr	☐	☐	W.C. (Mike) Seth	☐	☐	Robert L. Zorich	☐	☐

Douglas R. Martin	☐	☐	Donald T. West	☐	☐

2.	Appointment of Auditors

FOR ☐ or WITHHOLD FROM VOTING ☐ the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation.

IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR WITHHOLD/AGAINST, THE HOLDER’S EELP UNITS WILL NOT BE VOTED.

PLEASE SELECT ONE OF THE FOLLOWING (see Note below):

☐	Direct the Trustee to Vote the EELP Units
The Holder hereby directs the trustee to vote as indicated.

☐	Appointment of Fund Management as Proxy

The Holder hereby appoints Gordon J. Kerr, the President & Chief Executive Officer of EnerMark Inc. (the administrator of the Fund) or failing him, David A. McCoy, the Vice President, General Counsel & Corporate Secretary of EnerMark Inc., as proxyholder of the Holder, with the power of substitution, and authorizes them to represent and vote, as indicated above, all of the EELP Units which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

☐	Appointment of the Holder, or the Holder’s Designee as Proxy

The Holder hereby appoints _________________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the EELP Units which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

IMPORTANT NOTE: IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EELP UNITS AS INDICATED.

DATED: , 2010
Signature of Holder

Name of Holder

Number of EELP Units Held

NOTES:

1.                                       This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to Computershare Trust Company of Canada at the address shown on the envelope provided not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2.                                       If this voting direction is not signed by the Holder of EELP Units, the votes to which the Holder of the EELP Units is entitled will not be exercised.

3.                                       If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4.                                       This voting direction must be dated and the signature hereon should be exactly the same as the name in which the EELP Units are registered.

5.                                       Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6.                                       A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.